Exhibit 99.20

Date: March 31, 2010

CONSENT OF BART STRYHAS

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2009 (the ‘Annual Report’), I, Bart A. Stryhas, PhD, CPG (# 11034), Principal Resource Geologist (SRK Consulting (U.S.), Inc.), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents / reports:

1.	Resource estimates of the Pascua-Lama Project;
2.	Technical report dated October 28, 2009, entitled “Amended NI 43-101, Technical Report, Pascua-Lama Project, Region III, Chile / San Juan Province, Argentina” addressed to Silver Wheaton Corp.;
3.	The Annual Report;
4.	The Company’s Registration statement on Form S-8 (File No. 333-128128).

Yours truly,

/s/ Bart Stryhas
Bart A. Stryhas, PhD, CPG
Principal Resource Geologist
SRK Consulting (U.S.), Inc.